

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2012

Via E-mail
Gregory E. Lykiardopoulos
Chief Executive Officer and President
Privileged World Travel Club, Inc.
1 Blackfield Drive
Tiburon, CA 94920

> **Re: Privileged World Travel Club, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 8, 2012**
> **File No. 333-183743**

Dear Mr. Lykiardopoulos:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We refer you to Compliance Disclosure and Interpretations 612.14 and 612.15 that can be found on the internet at: http://sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm. Please tell us why the resale of the shares held by the selling shareholders is not in substance a primary distribution of shares of Privileged World Travel Club, Inc., formerly known as Apex 4 Inc. We note page 3 of Apex 4's Form 10-12(G)/A filed on July 6, 2012 states it was organized to provide a method for a private operating company to become a reporting company with tradable securities. We also note Apex's sole stockholder sold all of his shares to Mr. Lykiardopolous who transferred all of these shares to Triton and Privileged issued shares in exchange for Triton's debt. It appears the purpose of these transactions is to create a market in Privileged's shares through Triton and the former debt holders of Triton.

2.   Further, please explain the business reasons behind Triton's debt holders exchanging their debt for shares of Privileged and the effect of this transaction. Also explain the business reasons Mr. Lykiardopolous transferred his shares to Triton and the effect of this transaction.

3.   We note the Credit Card Processing Agreement with World Financial National Bank filed as Exhibit 10.10 to Amendment No. 2. Please verify for us that World Financial National Bank is a banking institution. It also appears the address listed for World Financial National Bank in the Agreement is for personal residence: http://www.zillow.com/homedetails/5533-Foothill-Rd-Ventura-CA-93003/16321485_zpid/ Please advise.

4.   We note your disclosure on page 19 regarding filing a super 8-K on August 28, 2012 and an additional 8-K on October 11, 2012. Please advise us when you believe you exited shell company status and filed Form 10 information under Rule 144(i).

5.   Please update your financial statements and related disclosure.

6.   We note your response to comment 7. It appears that since you will utilize Triton's Reservation Expert and a Potential Member List acquired from Triton that you may be succeeding to the operations of Triton's business. Please tell us in sufficient detail how your business model compares to that of Triton, how Triton utilized the Reservation Expert and/or the Potential Member List in the past, and how you considered providing the financial statements of Triton as your predecessor.

The Selling Stockholders, page 8

7.   We note that 28 stockholders agreed to receive 5,595,000 shares of your restricted common stock in exchange for debts of $5,595,000 owed by Triton. Considering that as of the date of the exchange, Privileged World Travel Club, Inc. was a shell company, had no members, no revenue and was not in receipt of any potential customer lists, and the websites through which the company intends to offer their services were not functional, it is not clear why these unrelated parties would accept this exchange. Please explain.

Our Business, page 22

8.   Please correct your disclosure regarding the SEC declaring your Form 10 effective and conform your disclosure to page 2.

Prospective Member List Purchase Agreement, page 25

9.   We note that as consideration for the Potential Member List from Triton, you agreed to the cancellation and return to Triton of $5,595,000 in promissory notes. Please tell us how you intend to account for this transaction and how the value of the Potential Member List was determined.

Travel Services Agreement, page 26

10.   We refer to the Travel Agreement between the company and CIGT. Please revise to describe in sufficient detail how you expect to generate revenue from this agreement. In addition, we refer to the last sentence in the first paragraph on page 26, beginning with, Finally, CIGT agreed to pay for…" Please clarify the message you intended to convey through this sentence. It is not clear why CIGT would agree to pay for booked travel and what terms were provided by you in connection with applicable tour packages.

Employees, page 42

11.   We note that as of the date of the prospectus, you have 6 full-time employees. Please tell us how these employees have been compensated and where the related costs have been recorded since inception.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

12.   We note that through your use of Triton's Reservation Expert, your members will be able to make travel related plans as described. On page 17, you state that your revenue is generated through your members' use of your website and related technology. Please revise to clarify the difference between services provided to your club members and the right to access discounted travel by purchasing one of the nine different membership packages as described on page 4. Disclose if you expect membership fees to be your only source of revenue, or if not, revise to disclose all sources of potential revenue in order of magnitude in the short- and long-term.

Gregory E. Lykiardopoulos
Privileged World Travel Club, Inc.
November 16, 2012
Page 4

You may contact Christy Adams, Staff Accountant, at 202-551-3363 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc:	Via E-mail
	C. Parkinson Lloyd, Esq.
	Durham Jones & Pinegar, P.C.